UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 2)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.
(Name of Registrant as Specified in Its Charter)

Capital Returns Master, Ltd. Capital Returns Management, LLC THE CAPITAL RETURNS 2016 FAMILY TRUST RONALD D. BOBMAN DAVID W. MICHELSON
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED OCTOBER 28, 2022

CAPITAL RETURNS MASTER, LTD.

___________________, 2022

Dear Fellow Argo Shareholders:

Capital Returns Master, Ltd., a Cayman Islands exempted company (together with its affiliates, “Capital Returns” or “we”), and the other participants in this solicitation are significant shareholders of Argo Group International Holdings, Ltd., a Bermuda exempted company limited by shares (“Argo” or the “Company”), who beneficially own, in the aggregate, 297,937 common shares, $1.00 par value per share (the “Common Shares”), of the Company. We are seeking your support at the Company’s upcoming 2022 annual general meeting of shareholders (the “Annual General Meeting”) to elect Capital Returns’ two (2) highly qualified nominees to the Company’s Board of Directors (the “Board”). We believe the Board needs new directors to help ensure that (i) decisions relating to the Company’s strategic review are being made and (ii) the Company is being run, in a manner consistent with your best interests.

After years of underperformance and poor decision-making at Argo, we believe that shareholders have lost confidence in this Board and in this management team’s ability and willingness to take the actions necessary to unlock value for shareholders. That is why we are seeking to add two truly independent, highly qualified directors, who are committed to exploring all opportunities for value creation—including by pursuing a sale of the whole Company—while serving the best interests of all shareholders in the boardroom. We believe that the Board will benefit from the addition of independent directors, one of whom has experience as a former CEO of a successful public insurance company, and both of whom have extensive transactional and operational insurance industry experience, critically needed skill sets and a shared objective of enhancing value for the benefit of all Argo shareholders. The individuals that we have nominated are highly qualified, capable and ready to work collaboratively with their fellow directors to explore all options to best serve the interests of all shareholders of Argo.

In light of the Company’s poor financial and longstanding stock price underperformance under the oversight of the current Board, we strongly believe that the Board requires additional skills and expertise to ensure that the Company is configured and operated in a manner that maximizes value for shareholders. We believe that the Board will benefit from our nominees’ financial and insurance expertise as well as their track records of value creation.

The Company has disclosed that seven (7) candidates can be elected to the Board at the Annual General Meeting. Through the attached Proxy Statement and enclosed WHITE universal proxy card, we are soliciting proxies to elect not only our two (2) nominees, but also the five (5) of the Company’s nominees who we believe are most qualified to serve as directors, Thomas A. Bradley, Dymphna A. Lehane, Samuel G. Liss, Carol A. McFate and J. Daniel Plants (the “Acceptable Company Nominees”). Capital Returns and Argo will each be using a universal proxy card for voting on the election of directors at the Annual General Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to seven (7) nominees on Capital Returns’ enclosed WHITE universal proxy card. Any shareholder who wishes to vote for any combination of the Company nominees and our nominees may do so on Capital Returns’ WHITE universal proxy card. There is no need to use the Company’s blue proxy card or voting instruction form, regardless of how you wish to vote. However, if shareholders choose to vote for any of the Company’s nominees, we recommend that they vote in favor of those Company nominees who we believe are most qualified to serve as directors – the “Acceptable Company Nominees” – to help achieve a Board composition that we believe is in the best interest of all shareholders.

We believe that voting on the WHITE universal proxy card provides the best opportunity for shareholders to elect all of Capital Returns’ nominees and achieve the best Board composition overall. We therefore urge shareholders to use our WHITE universal proxy card to vote “FOR” our two nominees and “FOR” the five Acceptable Company Nominees. IMPORTANTLY, IF YOU MARK MORE THAN SEVEN “FOR” BOXES FOR THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

Please note that under the Company’s Amended and Restated Bye-Laws (the “Bye-Laws”), all proxies must be received 48 hours prior to the time of the commencement of the Annual General Meeting. This means that your proxy must be received by 9:00 a.m. local Bermuda time (8:00 a.m. Eastern Time) on December 13, 2022.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE universal proxy card today. The attached Proxy Statement and the enclosed WHITE universal proxy card are first being furnished to shareholders on or about ____________, 2022.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated WHITE universal proxy card or by voting in person at the Annual General Meeting.

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting LLC, which is assisting us, at its address and toll-free number listed below.

Thank you for your support,

Ronald D. Bobman
Capital Returns Master, Ltd.

If you have any questions, require assistance in voting your WHITE universal proxy card,

or need additional copies of Capital Returns’ proxy materials,

please contact:

Shareholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED OCTOBER 28, 2022

2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

_________________________

PROXY STATEMENT
OF
CAPITAL RETURNS MASTER, LTD.
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE UNIVERSAL PROXY CARD TODAY

Capital Returns Master, Ltd., a Cayman Islands exempted company (“Capital Returns Master” and, together with its affiliates named herein, “Capital Returns” or “we”), and the other participants in this solicitation are significant shareholders of Argo Group International Holdings, Ltd., a Bermuda exempted company limited by shares (“Argo” or the “Company”), who beneficially own, in the aggregate, 297,937 common shares, $1.00 par value per share (the “Common Shares”), of the Company. We believe that the Board of Directors of the Company (the “Board”) must be meaningfully enhanced to ensure that the Board takes the necessary steps for the Company’s shareholders to realize the maximum value of their investment. We have nominated two (2) highly qualified directors who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to unlock and maximize shareholder value. Accordingly, we are seeking your support at the Company’s 2022 Annual General Meeting of Shareholders scheduled to be held on December 15, 2022, at 9:00 a.m., local Bermuda time (8:00 a.m. Eastern Time) at Wellesley House South, W Room (2nd Floor), 90 Pitts Bay Rd., Pembroke HM 08, Bermuda (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of shareholders held in lieu thereof) (the “Annual General Meeting”) for the following:

1.

To elect Capital Returns’ two (2) director nominees, Ronald D. Bobman and David W. Michelson (each a “Capital Returns Nominee” and, collectively, the “Capital Returns Nominees”), for a term to end as of the 2023 annual general meeting (the “2023 Annual General Meeting”) and until their successors are duly elected and qualified;

2.	To vote on a proposal to approve, on an advisory, non-binding basis, the compensation of the Company’s Named Executive Officers (the “NEOs”);
3.	To vote on a proposal to approve the appointment of KPMG LLP (“KPMG”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022 and to refer the determination of its remuneration to the Audit Committee of the Board (the “Audit Committee”); and
4.	To take action upon any other matter that may properly come before the Annual General Meeting or any adjournments thereof.

This Proxy Statement and the enclosed WHITE universal proxy card are first being mailed to shareholders on or about __________, 2022.

The Company has disclosed that seven (7) candidates can be elected to the Board at the Annual General Meeting. Through the attached Proxy Statement and enclosed WHITE universal proxy card, we are soliciting proxies to elect not only the Capital Returns Nominees, but also the five (5) of the Company’s nominees we believe are most qualified to serve as directors, Thomas A. Bradley, Dymphna A. Lehane, Samuel G. Liss, Carol A. McFate and J. Daniel Plants (the “Acceptable Company Nominees”). Capital Returns and Argo will each be using a universal proxy card for voting on the election of directors at the Annual General Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to seven (7) nominees on Capital Returns’ enclosed WHITE universal proxy card. Any shareholder who wishes to vote for any combination of the Company nominees and the Capital Returns Nominees may do so on Capital Returns’ WHITE universal proxy card. There is no need to use the Company’s blue proxy card or voting instruction form, regardless of how you wish to vote.

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Your vote to elect the Capital Returns Nominees will have the legal effect of replacing two (2) incumbent directors. If elected, the Capital Returns Nominees, subject to their fiduciary duties as directors, will seek to work with the other members of the Board to position Argo to maximize shareholder value. However, the Capital Returns Nominees will constitute a minority on the Board and there can be no guarantee that they will be able to implement the actions that they believe are necessary. There is no assurance that any of the Company’s nominees will serve as directors if all or some of the Capital Returns Nominees are elected. The names, background and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.

Shareholders are permitted to vote for less than seven (7) nominees or for any combination (up to seven total) of the Capital Returns Nominees and the Company’s nominees on the WHITE universal proxy card. However, if shareholders choose to vote for any of the Company’s nominees, we recommend that shareholders vote in favor of only the Company’s nominees who we believe are most qualified to serve as directors – the “Acceptable Company Nominees” – to help achieve a Board composition that we believe is in the best interest of all shareholders. We recommend that shareholders do not vote for any of the Company’s nominees other than the Acceptable Company Nominees. Among other potential consequences, voting for Company nominees other than the Acceptable Company Nominees may result in the failure of one or both of the Capital Returns Nominees to be elected to the Board.

We believe that voting on the WHITE universal proxy card provides the best opportunity for shareholders to elect all of the Capital Returns Nominees and achieve the best Board composition overall. Capital Returns therefore urges shareholders to use our WHITE universal proxy card to vote “FOR” the two Capital Returns Nominees and “FOR” the five Acceptable Company Nominees. IMPORTANTLY, IF YOU MARK MORE THAN SEVEN “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

The Company has set the close of business on October 26, 2022 as the record date for determining shareholders entitled to notice of and to vote at the Annual General Meeting (the “Record Date”). The address of the principal executive offices of the Company is 90 Pitts Bay Road, Pembroke HM 08, Bermuda. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual General Meeting. According to the Company, as of the Record Date, there were _______ Common Shares outstanding.

As of the date hereof, Capital Returns, Capital Returns Management, LLC, a Delaware limited liability company (“Capital Returns Management”), the Capital Returns 2016 Family Trust, a Florida trust (the “2016 Family Trust”), and the Capital Returns Nominees (each, a “Participant” and, collectively, the “Participants”) collectively beneficially own 297,937 Common Shares (the “Capital Returns Shares”). We intend to vote such shares “FOR” the election of the Capital Returns Nominees and the Acceptable Company Nominees, “AGAINST” approval on an advisory, non-binding, basis of the compensation of the Company’s NEOs and “FOR” approval of the appointment of KPMG as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, as described herein.

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE universal proxy card today.

Please note that under the Company’s Amended and Restated Bye-Laws (the “Bye-Laws”), all proxies must be received 48 hours prior to the time of the commencement of the Annual General Meeting. This means that your proxy must be received by 9:00 a.m. local Bermuda time (8:00 a.m. Eastern Time) on December 13, 2022.

THIS SOLICITATION IS BEING MADE BY CAPITAL RETURNS AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL GENERAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH CAPITAL RETURNS IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL GENERAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE UNIVERSAL PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

CAPITAL RETURNS URGES YOU TO VOTE “FOR” THE CAPITAL RETURNS NOMINEES BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED WHITE UNIVERSAL PROXY CARD TODAY.

PLEASE SIGN, DATE AND RETURN THE WHITE UNIVERSAL PROXY CARD VOTING “FOR” THE ELECTION OF THE CAPITAL RETURNS NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE UNIVERSAL PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT WILL BE COUNTED. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL GENERAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL GENERAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL GENERAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting—This Proxy Statement and our WHITE universal proxy card are available at

www.saratogaproxy.com/capitalreturnsARGO

______________________________

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IMPORTANT

Your vote is important, no matter how many Common Shares you own. Capital Returns urges you to sign, date, and return the enclosed WHITE universal proxy card today to vote FOR the election of the Capital Returns Nominees and in accordance with Capital Returns’ recommendations on the other proposals on the agenda for the Annual General Meeting.

•

If your Common Shares are registered in your own name, please sign and date the enclosed WHITE universal proxy card and return it to Capital Returns, c/o Saratoga Proxy Consulting LLC (“Saratoga”), in the enclosed postage-paid envelope today.

•	If your Common Shares are held in a brokerage account or bank, you are considered the beneficial owner of the Common Shares, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your Common Shares on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

As Capital Returns is using a “universal” proxy card, which includes the Capital Returns Nominees as well as the Company’s nominees, there is no need to use any other proxy card regardless of how you intend to vote. Capital Returns strongly urges you NOT to sign or return any blue proxy cards or voting instruction forms that you may receive from the Company. Even if you return the Company’s blue proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you have previously sent to us.

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If you have any questions, require assistance in voting your WHITE universal proxy card,

or need additional copies of Capital Returns’ proxy materials,

please contact Saratoga at the phone numbers listed below.

Shareholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

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BACKGROUND TO THE SOLICITATION

The following is a chronology of events leading up to this proxy solicitation:

•	In 2003, Capital Returns, an insurance sector focused hedge fund, was founded by Mr. Bobman and first began researching the Company and its predecessor entities, PXRE Group Ltd. and Argonaut Insurance Company.
•	In March 2020, Capital Returns began acquiring its current position in the Company.
•	On September 13, 2021, Capital Returns delivered a letter to the Board (the “First Letter”) and issued a corresponding press release urging the Board to commence a strategic alternatives process and objectively explore a sale of the Company in order to maximize shareholder value.
•	On September 15, 2021, the Chairman of the Board, Thomas Bradley, sent an email to Capital Returns confirming the Board’s receipt of the First Letter as well as suggesting dates for a telephone call.
•	On October 6, 2021, Mr. Bobman, Mr. Bradley, the Company’s then current Chief Executive Officer, Kevin Rehnberg, and the Company’s Chief Financial Officer, Scott Kirk, participated in a telephone call to discuss the contents of the First Letter.
•	On December 8, 2021, Capital Returns both emailed and called Mr. Bradley to advise him of a private second letter addressed to the Board from Capital Returns that was to be delivered to Mr. Bradley (the “Second Letter”). On that same day, Capital Returns delivered the Second Letter to Mr. Bradley. In the letter, Capital Returns expressed its concerns with the performance of the Company’s then current CEO, Mr. Rehnberg.
•	On December 17, 2021, Mr. Bradley sent an email to Capital Returns suggesting times for a telephone call with Mr. Bobman.
•	On December 20, 2021, Mr. Bobman and Mr. Bradley participated in a telephone call to discuss the contents of the Second Letter.
•	After the market closed on February 8, 2022, the Company issued a press release disclosing an estimated $130 million to $140 million addition to its loss reserves for the prior year as of the conclusion of its fourth quarter 2021 reserve review. The closing stock price on February 7, 2022 was $55.69. On February 9, 2022, the stock closed at $44.76.
•	On February 22, 2022, the Company filed a Form 8-K with the Securities and Exchange Commission (the “SEC”) disclosing that current director Anthony P. Latham informed the Company that he did not intend to stand for re-election to the Board at the Annual General Meeting.
•	On February 28, 2022, Capital Returns delivered a notice of nomination (the “Nomination Notice”) to the Company nominating the Capital Returns Nominees as candidates for election to the Board at the Annual General Meeting.
•	On March 1, 2022, the Company filed a notification of late filing on Form 12b-25 with the SEC, disclosing that the Company was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 within the prescribed time period. The Company had previously made a similar filing with the SEC on March 1, 2021, relating to a late filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2020.
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•	On March 3, 2022, counsel to the Company contacted counsel to Capital Returns to discuss scheduling interviews with the Capital Returns Nominees.
•	On March 4, 2022, counsel to Capital Returns contacted counsel to the Company to request a copy of the Company’s Register of Members so that Capital Returns could communicate with other shareholders on matters relating to the interests of shareholders, including, but not limited to, the election of the directors at the Annual General Meeting.
•	On March 6, 2022, each of the Capital Returns Nominees were interviewed by members of the Nominating and Corporate Governance Committee of the Board (the “Nominating Committee”).
•	On March 7, 2022, counsel to the Company contacted counsel to Capital Returns informing them that, as required under the Companies Act 1981, the Company would furnish a copy of the register of members of Argo as soon as reasonably practicable.
•	Also on March 7, 2022, the Company filed a Form 8-K with the SEC disclosing that the Company was notified on March 2, 2022 that Mr. Rehnberg would be temporarily unavailable to perform his duties as Chief Executive Officer due to health concerns and that, effective March 3, 2022, Mr. Bradley would assume the role of interim Chief Executive Officer while Mr. Rehnberg was unable to serve.
•	Also on March 7, 2022, Samuel Liss, the Chairman of the Nominating Committee, contacted Capital Returns to request additional time before he discussed the nominations further with Capital Returns.
•	On March 8, 2022, Mr. Bobman called Mr. Liss to discuss the nomination and solicitation timeline for the Annual General Meeting.
•	On March 9, 2022, Mr. Liss contacted Mr. Bobman to request a telephone call for the following day.
•	On March 10, 2022, Mr. Liss and Mr. Bobman discussed the potential date of the Annual General Meeting, the nominations submitted by Capital Returns, as well as the prospective timeline for the Annual General Meeting.
•	On March 11, 2022, Capital Returns filed its preliminary proxy statement for the Annual General Meeting.
•	On March 14, 2022, one week after the Company stated that it would promptly furnish the copy of the register of members of Argo, counsel to Capital Returns followed up with counsel to the Company to inquire as to when the Company would be furnishing the copy of the register of members. Counsel to the Company then provided a copy of the register of members via email.
•	On March 15, 2022, Capital Returns issued a press release calling for the Company to hold the Annual General Meeting in early May, consistent with its historical practice, and stating Capital Returns’ view that the Company has clearly failed at its attempt to transform since its “strategic repositioning” in early 2020.
•	On April 28, 2022, the Company announced that the Board had initiated an exploration of strategic alternatives and postponed holding the Annual General Meeting until the second half of 2022.
•	On June 23, 2022, the Company issued a press release announcing the appointment of Mr. Bradley as Chief Executive Officer and Mr. Rehnberg’s resignation from his positions as Chief Executive Officer and a member of the Board, effective immediately.
•	On August 2, 2022, Mr. Bobman emailed Messrs. Bradley and Liss concerning an article in The Insurer indicating that the Company was considering hiring Jessica Snyder as President, U.S. Insurance and to express his disagreement with Ms. Snyder’s potential hiring.
•	On August 8, 2022, the Board issued a press release announcing that it had appointed J. Daniel Plants to the Board, effective as of August 4, 2022.
•	Also on August 8, 2022, the Company issued a press release announcing that it had entered into a loss portfolio transfer agreement with a wholly owned subsidiary of Enstar Group Limited (the “LPT”). The closing stock price on August 8, 2022 was $32.22. On August 9, 2022, the stock closed at $26.51.
•	On August 11, 2022, Mr. Bradley and Mr. Kirk met with Mr. Bobman via videoconference to discuss, among other things, the LPT and the Company’s reported financial results for the second quarter of 2022. The closing stock price on August 11, 2022 was $21.75.
•

On August 16, 2022, Mr. Bobman contacted Mr. Bradley to discuss the Company’s appointment of Ms. Snyder as President, U.S. Insurance, which the Company announced on August 15, 2022. Mr. Bobman expressed his disappointment with Ms. Snyder’s hiring due to her poor underwriting track record.

•	On September 8, 2022, the Company issued a press release announcing that it had entered into a definitive agreement for the sale of Argo Underwriting Agency Limited and its Lloyd’s Syndicate 1200 to an affiliate of the Westfield Group.
•	On September 29, 2022, Mr. Bobman met with Mr. Bradley and Mr. Kirk via videoconference to discuss the LPT, executive management and the status of the Company’s strategic review process. During this meeting, Mr. Bobman was asked whether Capital Returns would withdraw its director nominations. Mr. Bobman responded that he was convinced the addition of new independent directors was necessary to ensure that the Company’s strategic review process would be run and concluded effectively so as to maximize value for Argo’s shareholders, and that Capital Returns did not intend to withdraw its director nominations.
•	On September 30, 2022, Mr. Bobman emailed Mr. Bradley to convey his disagreement with the Company’s decision to hire Ms. Snyder.
•	On October 2, 2022, Allison Kiene, the General Counsel and Secretary of the Company, emailed Mr. Bobman requesting that the Capital Returns Nominees complete and return copies of the Company’s director questionnaires (the “D&O Questionnaires”) in light of the Company’s decision to significantly postpone the Annual General Meeting.
•	On October 7, 2022, counsel to Capital Returns emailed completed and executed copies of the D&O Questionnaires to Ms. Kiene.
•	On October 11, 2022, the Company filed its preliminary proxy statement.
•	On October 17, 2022, Capital Returns filed its revised preliminary proxy statement.
•	On October 27, 2022, the Company filed a Form 8-K (the “October 27 8-K”) with the SEC disclosing that current director Fred R. Donner had notified the Company that he did not intend to stand for re-election to the Board at the Annual General Meeting. The October 27 8-K further disclosed that the Board had determined to reduce the size of the Board to seven directors, effective immediately upon the commencement of the Annual General Meeting.
•	Also on October 27, 2022, the Company filed its revised preliminary proxy statement.
•	On October 28, 2022, Capital Returns filed this revised preliminary proxy statement.
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REASONS FOR THE SOLICITATION

Capital Returns is an insurance industry investor, with decades of expertise in the insurance sector. We are a long-term shareholder of Argo, who first started researching and following the Company and its predecessors almost 20 years ago in 2003. We are currently one of the Company’s largest shareholders among actively managed funds.

After years of underperformance and poor decision-making at Argo, we believe that shareholders have lost confidence in this Board and this management team’s ability and willingness to take the actions necessary to unlock value for shareholders. We believe that the Board should be refreshed with new, experienced, and truly independent directors committed to maximizing shareholder value, including by pursuing a sale of the whole Company. In our view, the best path forward for Argo and its shareholders is a sale of the Company to a better capitalized insurance company or a financial buyer.

The Board has Overseen Long-Term Underperformance

We believe Argo’s long-established and profitable U.S. specialty business is extremely valuable and possesses significant growth opportunities. Despite the Company’s strong U.S. franchise and its strategic initiatives announced over the last year, including the sale of certain of the Company’s businesses, Argo’s stock price has continued to underperform its peers and the relevant indices from a total shareholder return perspective, over various illustrative time periods:

Argo’s Total Shareholder Return vs. Relevant Indices and Peers

	1 Year	3 Year	5 Year	Since Announcement of Strategic Review

Argo Group International Holdings	(57%)	(64%)	(53%)	(45%)

vs. Russell 2000	(33%)	(81%)	(77%)	(36%)
vs. S&P Mid Cap 400 Insurance Index	(62%)	(84%)	(108%)	(48%)
vs. S&P Insurance Select Industry Index	(53%)	(83%)	(94%)	(42%)
vs. Proxy Peers	(56%)	(52%)	(58%)	(37%)
vs. Specialty Insurance Peers	(64%)	(96%)	(150%)	(42%)

Source: FactSet. Data as of October 14, 2022. “Proxy Peers” include: Arch Capital Group, AXIS Capital Holdings, Beazley Plc, Enstar Group, Hanover Insurance Group, Hiscox Ltd., James River Group, ProAssurance, RenaissanceRe, RLI Corp. and Selective Insurance Group. “Specialty Insurance Peers” include: W. R. Berkley, James River Group, Kinsale Capital Group, RLI Corp., American Financial Group, Global Indemnity Group and Markel Corp. Peer data refers to peer median. Announcement of Strategic Review on April 28, 2022.

We Believe that Argo is Deeply Undervalued

Today, Argo trades at approximately 60% of its book value and just 6.0x projected consensus estimates of 2023 earnings per share, while its specialty insurance peers enjoy an average valuation of 3.2x book value and 17.1x projected 2023 earnings.1 In our view, Argo’s stock price does not accurately reflect its true value because of the Company’s erratic and poor underwriting results, decisions to fill key executive management positions with woefully weak leadership, and misallocation of capital to a far flung array of poorly performing international businesses. We also believe that Argo’s over-dependence on reinsurance, and its misguided focus on international growth initiatives has significantly contributed to its stock price decline.

1 Source: FactSet. Data as of October 21, 2022. “Specialty Insurance Peers” include: W. R. Berkley, James River Group, Kinsale Capital Group, RLI Corp., American Financial Group, Global Indemnity Group and Markel Corp. Peer data refers to peer average.

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Source: FactSet. Data as of October 21, 2022. Book value per share uses most recently reported quarterly data. “Proxy Peers” include: Arch Capital Group, AXIS Capital Holdings, Beazley Plc, Enstar Group, Hanover Insurance Group, Hiscox Ltd., James River Group, ProAssurance, RenaissanceRe, RLI Corp. and Selective Insurance Group. “Specialty Insurance Peers” include: W. R. Berkley, James River Group, Kinsale Capital Group, RLI Corp., American Financial Group, Global Indemnity Group and Markel Corp. Peer data refers to peer average.

We believe this Board, with its strategic plan to guide the Company through a complex and time-consuming transformation, is unlikely to maintain, let alone maximize, the value of Argo. Chairman and CEO Tom Bradley’s appointment of Jessica Snyder as President of the Company’s US Insurance segment leads us to conclude the current Board lacks the recruiting network, capacity and business judgement required to lead the Company and grow shareholder value. We believe this appointment will generate further value destruction and shareholder losses. As a result, we believe the optimal path forward for Argo and its shareholders is a sale of the Company or merger with a larger, better managed and better capitalized entity. In our view, continuing to operate Argo as a standalone company will only prolong the value destruction and losses that we have experienced as shareholders.

We Believe Non-Core Businesses Have Been a Drag on Argo’s Performance

Over the past fifteen years, Argo has generated a negligible amount of operating income from its international operations, even as those operations have tied up significant resources and capital.2 Other non-core businesses, including Argo’s Bermuda-based underwriting operation, appear to be no better off.

Among other issues, we believe Argo has had no clear competitive advantage in these non-core businesses, yet they appear to have required significant capital and an outsized portion of management’s attention. In our view, this capital and attention would have created greater shareholder value and better served the Company and its shareholders, if it had been directed years ago toward the Company’s U.S. specialty insurance business, the most attractive market within the global insurance industry and one in which Argo has had a leadership position.

We Believe Argo’s Recent Issues Demonstrate Poor Leadership and Board Oversight

In February 2022, Argo preannounced earnings, warning of a surprise and a materially adverse loss reserve addition of more than $130 million, much of which was related to the Company’s U.S. operations, the business unit previously led by Kevin J. Rehnberg, the Company’s Chief Executive Officer at the time of the announcement. The announcement was followed by an approximately 20% fall in the Company’s stock price over the subsequent three days.3

In addition, for the second consecutive year, the Company failed to file its 10-K on a timely basis in 2022. We strongly believe one of the most basic requirements of a public company is that it file its required financial reports on time so that shareholders can be informed in order to make good investment decisions.

We believe the failure to achieve timely and accurate reporting has caused shareholders, including us, to lose confidence in this Board’s and this management team’s ability to effectively oversee the Company and create meaningful value for shareholders.

We Believe the Board Has Failed in Its Recruitment and Oversight of Executive Management

In our view, one of the most important responsibilities of any board of directors is executive succession planning and the hiring, retention, motivation and oversight of senior leaders. We believe that the Board should be held accountable for its role in hiring and allowing underqualified leaders to maintain their positions and influence over the Company.

Upon the resignation of the Company’s former CEO, Mark Watson, the Board appointed Kevin Rehnberg as Interim CEO. Mr. Rehnberg’s role was made permanent in February 2020.

In our view, Mr. Rehnberg’s tenure was marked by disappointment, with the Company losing more than a third of its value even as Argo’s Specialty Insurance Peers enjoyed a 25% median return over the same time period. Before Mr. Rehnberg departed in June 2022, the Company had reported sizable losses in its U.S. business segment – the same segment that Mr. Rehnberg had led prior to being appointed CEO. The fact that the Board continued to back Mr. Rehnberg despite these challenges indicates, in our view, a worrying reluctance to hold senior management accountable or proactively recruit more appropriate talent.

More recently, we believe the Board has demonstrated poor judgment by approving the hiring of Jessica Snyder as President of Argo’s U.S. insurance operations. Other investors appear to share our view; on the first trading day following the announcement of Ms. Snyder’s appointment, Argo’s stock price declined approximately 10%.4

Ms. Snyder’s recent professional experience is limited to insurers GuideOne and State Auto, both mutual insurance groups. These companies reported statutory underwriting losses and combined ratios in excess of 100% during each and every year of her tenure.

Source: Statutory insurance and SEC filings.

2 Source: Company disclosures.

3 Source: FactSet.

4 Source: FactSet.

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We Believe the Best Path Forward is a Sale of the Company

The Company’s piecemeal approach to its strategic review, namely, selling certain individual assets – including its businesses in Italy, Brazil and Malta and its Lloyd’s syndicate operations – is, in our view, both complex and overly time-consuming. Despite announcing a renewed strategic review process in April 2022, the Company appears to be maintaining its historic approach and has only announced two piecemeal transactions in connection with the renewed process. The dangers inherent in such an approach have already been demonstrated, with the prolonged strategic review process and the reported failed effort to successfully sell the Rockwood underwriting operation.5

We believe that the Board should refocus its strategic review to prioritize a sale of the whole Company to achieve maximum value for shareholders. We believe there are numerous acquirers who are willing to pay a premium valuation for the Company – buyers that could consolidate and improve Argo’s operations while providing significant additional capital to the Company’s leading U.S. specialty business before further value is destroyed by newly appointed management at Argo’s U.S. Insurance segment. Despite the Company’s efforts to simplify its business model, Argo’s current configuration – a leading U.S. business that could easily and profitably deploy more capital, and an international business that fails to earn an attractive return on its deployed capital – remains suboptimal for the Company and its shareholders. The Company’s purported transformation into a pure-play U.S. specialty insurer will undoubtedly take time and, in our view, is not the best approach to realizing full and fair value. Collectively, this Board has not created value for shareholders, and with new management that has an abysmal track record of underwriting losses, we see no reason to be optimistic about the Company’s prospects as an independent company. We believe the best way for shareholders to maximize the risk-adjusted value of their investment in Argo is for the Company to be sold and in the absence of a sale, we see no reason why the Company will not continue on its current trajectory of value destruction.

As importantly, we do not believe the Board has shown any interest in leading the Company in the right direction. We have sought to engage with the Board on our views, including sharing our detailed analyses for its review, and yet the Board has not appeared to take our concerns seriously. The Board appears reluctant to embrace a sale of the Company as the best path forward for shareholders; its announced renewed strategic review process has yielded little more than piecemeal sales of minor business lines. Although the Company has underperformed its peers over one-, three- and five-years (and many other time periods), the Board appears to believe that the current leadership team can turn the Company around and reposition the business. We strongly disagree.

We are disappointed that in our engagement with the Company, the Board has actively resisted our ideas for building investor trust and creating value. For example, the Company dismissed our idea to improve balance sheet and capital allocation disclosures to enhance transparency and was initially reluctant to heed our advice to unwind or divest Lloyd’s Syndicate 1200, which we believe had been a drain on capital. In our view, the Company’s second quarter 2022 earnings call lacked adequate disclosure of the loss portfolio transfer with Enstar Group. When an analyst from Dowling and Partners, one of the property and casualty industry’s most respected research firms, asked for further details, Argo management demurred. The earnings call and stubborn lack of disclosure was followed by a one day decline in Argo’s stock from $32.22 on August 8, 2022 to $26.51 on August 9, 2022.

Further, after receiving our Nomination Notice, the Company announced that it had decided to delay the Annual General Meeting by approximately 7 months under the guise of wanting to complete its renewed strategic review process prior to the Annual General Meeting. We strongly believe that the delay of the Annual General Meeting was entirely unnecessary and likely motivated by the current Board’s reluctance to permit shareholders the ability to voice their views on the Board’s performance with their votes. Not only has the Company allegedly been engaging in a strategic review process prior to April 2022, this renewed process yielded little results and we do not believe it necessitated a delay to the Annual General Meeting.

We also do not believe the Board’s interests are adequately aligned with those of Argo’s shareholders. Most of the directors own insignificant amounts of the Company’s stock and appear to be doing the bare minimum to satisfy the Board’s stock ownership guidelines. Furthermore, with one exception, it appears that substantially all of the shares owned by the members of the Board were acquired via Company stock grants rather than outright purchases.6

We do not believe the track record of the current Board should provide shareholders with confidence in the current Board’s ability to create value. Not even the recent changes to the Company’s leadership and the Board’s composition have resulted in a meaningful change in stock price trajectory or financial performance.

During the tenures of each of the incumbent directors, the Company’s stock has underperformed every relevant benchmark.

5 Adam McNestrie, “Argo pulls sale of mining workers’ comp business Rockwood,” Inside P&C, August 23, 2021.

6 Source: Company filings.

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Argo Total Shareholder Return During Tenure
	vs. Russell 2000	vs. S&P Mid Cap 400 Insurance Index	vs. S&P Insurance Select Industry Index	vs. Proxy Peers	vs. Specialty Insurance Peers
Thomas Bradley	(68%)	(97%)	(93%)	(64%)	(133%)
Bernard Bailey	(78%)	(87%)	(87%)	(70%)	(78%)
Anthony Latham	(79%)	(101%)	(96%)	(63%)	(146%)
Dymphna Lehane	(88%)	(120%)	(106%)	(55%)	(179%)
Samuel Liss	(79%)	(101%)	(96%)	(63%)	(146%)
Carol McFate	(71%)	(81%)	(79%)	(59%)	(102%)
Daniel Plants	(28%)	(16%)	(18%)	(12%)	(14%)
Al-Noor Ramji	(88%)	(120%)	(106%)	(55%)	(179%)
Average:	(72%)	(90%)	(84%)	(55%)	(122%)

Source: FactSet. Data as of October 21, 2022. “Proxy Peers” include: Arch Capital Group, AXIS Capital Holdings, Beazley Plc, Enstar Group, Hanover Insurance Group, Hiscox Ltd., James River Group, ProAssurance, RenaissanceRe, RLI Corp. and Selective Insurance Group. “Specialty Insurance Peers” include: W. R. Berkley, James River Group, Kinsale Capital Group, RLI Corp., American Financial Group, Global Indemnity Group and Markel Corp. Peer data refers to peer median.

The Time for Change is Now

We believe that shareholders have been patient and the current Board has been given ample opportunity to create value at Argo – indeed, they have even been given an additional 7 months since we first filed our preliminary proxy statement with the SEC. In our view, the Company’s strategic review process was initiated far too late and has been a prolonged failure, with the Company’s stock price trading meaningfully below where it was prior to the commencement of the review. In our view, the market does not believe that the current Board and executive management are capable of or willing to unlock the significant potential of the Company. It has become clear to us that new, qualified directors are required if Argo is to make the right decisions and take the necessary actions to maximize shareholder value – specifically, by entering into a merger or acquisition agreement with a strategic insurance company or private equity buyer.

In light of the issues we have summarized herein and our unsuccessful attempts at engaging constructively with the Board to enact much-needed change, we have nominated two independent highly qualified director candidates, one of whom was a successful public insurance company CEO, and both of whom possess deep experience in the insurance industry and in finance, capital allocation, corporate transactions, strategy and governance. We believe the Capital Returns Nominees will bring much needed skillsets and experience to the Board, and will be able to help assist the Board in guiding the Company through an effective and efficient strategic review process.

As part of our efforts to enhance the Board’s composition with fresh perspectives and objective thinking, we believe that our nominees should replace two particular incumbent directors whose election we oppose – Al-Noor Ramji and Bernard Bailey. As one of the Board’s longest-serving directors, we believe Mr. Ramji bears significant responsibility for the value destruction that has occurred under the stewardship of this Board. In our view, his position as Chair of the Board’s Risk & Capital Committee, which is responsible for assisting the Board in overseeing the Company’s insurance risk, among other sources of enterprise risk, is illogical, given Mr. Ramji’s apparent lack of insurance operations experience. We question whether a director whose background is in “informational technology services and digital strategies” is sufficiently qualified to provide effective oversight of the Company’s capital structure, capital adequacy, liquidity and other important topics the Risk & Capital Committee is charged with overseeing.

We also believe that Dr. Bailey lacks the necessary experience to serve on this Board. By the Company’s own admission,7Dr. Bailey does not have insurance industry knowledge, with much of his prior experience coming from his role at a biometric face-recognition technology company. It is unclear to us how this experience prepared Dr. Bailey to become an effective Lead Independent Director at Argo, a specialty insurance company. What is clear to us is that, despite holding the foremost independent leadership position on the Board, Dr. Bailey has never purchased Argo shares on the open market and his interests do not appear to be adequately aligned with shareholders.

We believe that our candidates, Ronald D. Bobman and David W. Michelson, if seated on the Board in place of Mr. Ramji and Dr. Bailey, will meaningfully enhance the quality of the Board’s composition. If elected, the candidates we have nominated will exercise their best judgment and work with the other directors to maximize the value of Argo. They will be intensely focused on working to put Argo on the right path.

Critical decisions will have to be made when the Company’s strategic review concludes, and we believe that the Board must be enhanced to unlock Argo’s value for shareholders before the current Board and management cause further value destruction.

7 Argo Group International Holdings, Ltd. Preliminary Proxy Statement, filed with the SEC on October 11, 2022 at page 29.

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PROPOSAL 1

ELECTION OF DIRECTORS

There are currently nine (9) directors serving on the Board, all of whom have terms expiring at the Annual General Meeting. The Company has disclosed that current directors Messrs. Donner and Latham have informed the Board that they do not intend to stand for re-election to the Board at the Annual General Meeting and that the Board has determined to reduce the size of the Board to seven (7) directors, effective immediately upon the commencement of the Annual General Meeting. Accordingly, the Company has disclosed that only seven (7) candidates can be elected to the Board at the Annual General Meeting. We are seeking your support at the Annual General Meeting to elect our two (2) Capital Returns Nominees, Ronald D. Bobman and David W. Michelson, for terms ending at the 2023 Annual General Meeting. Your vote to elect the Capital Returns Nominees will have the legal effect of replacing two (2) incumbent directors of the Company with the Capital Returns Nominees. If elected, the Capital Returns Nominees will represent a minority of the members of the Board, and therefore it is not guaranteed that they will be able to implement any actions that they may believe are necessary to enhance shareholder value. However, we believe the election of the Capital Returns Nominees is an important step in the right direction. There is no assurance that any incumbent director will serve as a director if our Capital Returns Nominees are elected to the Board. You should refer to the Company’s proxy statement for the names, background, qualifications, and other information concerning the Company’s nominees.

This Proxy Statement is soliciting proxies to elect not only the two (2) Capital Returns Nominees, but also the five (5) Acceptable Company Nominees. This proxy statement includes the notice information required to be provided to the Company pursuant to the Universal Proxy Rules, including Rule 14a-19(a)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This proxy statement includes the names of all nominees for whom we intend to solicit proxies. Further, we intend to solicit the holders of Common Shares representing at least 67% of the voting power of the Common Shares entitled to vote on the election of directors in support of director nominees other than the Company’s nominees.

THE CAPITAL RETURNS NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five (5) years of each of the Capital Returns Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Capital Returns Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below. This information has been furnished to us by the Capital Returns Nominees. Both of the Capital Returns Nominees are citizens of the United States of America.

Ronald D. Bobman, age 57, currently serves as the Founder, President and Chief Investment Officer of Capital Returns Management, LLC, a premier global insurance sector focused long-short equity hedge fund, since 2003. Previously, Mr. Bobman served as a Portfolio Manager for Bedford Oak Advisors, LLC, a long-short equity hedge fund, from 2001 to 2003; and as Co-President and a member on the board of directors of Neomodal.com, LLC, a logistics software company, from 2000 to 2001. From 1989 to 1997, Mr. Bobman was employed by companies owned and or controlled by investor Sam Zell; first as an Associate, Mergers and Acquisition for Equity Group Investments Inc and thereafter as Director and Vice President, Corporate Development, Mergers & Acquisitions for Capsure Holdings Corp. (formerly NYSE:SUR), a publicly traded insurance holding company, through the sale of the company in 1997. Mr. Bobman has served on the Advisory Committee of Blockchange Ventures LP, a venture capital firm focused on early stage blockchain technology investments, since the firm’s founding in May 2017. Mr. Bobman served on the board of directors of Greycastle Holdings Ltd., a life reinsurance holding company, from its founding in 2014 through the sale of the company in May 2020. Mr. Bobman received a Master of Management from the J.L. Kellogg Graduate School of Management at Northwestern University and a B.S. in Economics from The Wharton School at the University of Pennsylvania.

We believe that Mr. Bobman’s more than thirty years of investment and leadership experience in the insurance industry, as well as his insurance holding company board experience, make him a valuable addition to the Board.

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David W. Michelson, age 65, currently serves as President of DWM Consulting, LLC, a board, advisory and consulting services company, since August 2019. Mr. Michelson also currently serves as an Advisor to each of Two Sigma Insurance Quantified, LP, an insurance technology business focusing on data science, intelligent automation and cloud-based computing, since August 2021; Kinetic Eye Incorporated, an artificial intelligence software company, since March 2021; Roadz, Inc., a smart fleet solutions platform, since November 2020; and High Definition Vehicle Insurance, Inc., a commercial fleet insurance company, since September 2020. Previously, Mr. Michelson served in various roles at National Interstate Insurance Company (“National Interstate”) (former NASDAQ:NATL), a leading specialty property and casualty insurance holding company, including as Chief Executive Officer, from 2008 to 2016, President from 2008 to November 2015, a member of the board of directors from 2009 to 2016, a Senior Advisor from May 2016 to May 2018, and various other roles from 1992 to 1998 and from 1999 to 2016. Prior to National Interstate, Mr. Michelson served as a Vice President for Torchmark Corporation (formerly NYSE: TMK, currently GL), at the time, a diversified insurer with property and casualty operations specializing in transportation, commercial package, personal property and assumed reinsurance, from 1982 to 1992; and Product Management for The Progressive Corporation (NYSE: PGR), a property and casualty insurer, recognized as a leader in car insurance, from 1979 to 1982. Mr. Michelson currently serves on the board of directors of FedNat Holding Company (NASDAQ: FNHC), a property and casualty insurer specializing in homeowners in Florida and other Southeastern states; since October 2019. Previously, Mr. Michelson served as a member of the board of directors of Protective Insurance Company (former NASDAQ: PTVCA and PTVCB), a property and casualty insurer specializing in truck fleets and trucking industry independent contractors, from May 2018 to its sale to The Progressive Corporation in June 2021. Mr. Michelson also served as an Advisory Board Member to Lytx, Inc., a video telematics company offering safety programs and services impacting the commercial transportation industry, from January 2017 to December 2019. Mr. Michelson received his MBA in Business Administration, Management and Operations from the University of Alabama at Birmingham and his BS in Business Administration and Accountancy from Miami University.

We believe that Mr. Michelson’s extensive leadership and board experience in the insurance industry, and specifically his over forty years of experience and expertise in casualty and property insurance, will make him a valuable addition to the Board.

The principal business address of Mr. Bobman is c/o Capital Returns Management, LLC, 9 Timber Trail, Rye, New York 10580. The principal business address of Mr. Michelson is 3611 North Fork Drive, Akron, Ohio 44333.

Mr. Bobman, as the President of Capital Returns Management, may be deemed to beneficially own the 295,937 Common Shares directly beneficially owned by Capital Returns Master. Mr. Bobman, as a trustee and beneficiary of the 2016 Family Trust, may be deemed to beneficially own the 2,000 Common Shares directly beneficially owned by the 2016 Family Trust, which, together with the 295,937 Common Shares directly beneficially owned by Capital Returns Master, constitutes an aggregate of 297,937 Common Shares. As a trustee and beneficiary of the 2016 Family Trust, Mr. Bobman may also be deemed to beneficially own the 4,000 Depositary Shares, each representing a 1/1000th Interest in a share of Series A 7.00% Non-Cumulative Preference Shares, par value $1.00 per share (the “Depositary Shares”) directly beneficially owned by the 2016 Family Trust.

As of the date hereof, Mr. Michelson does not own beneficially or of record any Common Shares or Depositary Shares and has not entered into any transactions in securities of the Company during the past two years.

12

Each of the Capital Returns Nominees may be deemed to be a member of a “group” with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act and accordingly, the group may be deemed to beneficially own the 297,937 Common Shares and 4,000 Depositary Shares beneficially owned in the aggregate by the Participants. Each Participant disclaims beneficial ownership with respect to the Common Shares and Depositary Shares reported owned in this Proxy Statement, except to the extent of its or his pecuniary interest therein. Each Participant may be deemed to have the power to vote and dispose of the Common Shares and Depositary Shares disclosed herein that he or it directly beneficially owns or he or it may be deemed to beneficially own. For information regarding purchases and sales of securities of the Company during the past two (2) years by the Participants, see Schedule I.

Capital Returns believes that each Capital Returns Nominee presently is, and if elected as a director of the Company, each of the Capital Returns Nominees would qualify as, an “independent director” within the meaning of (i) applicable New York Stock Exchange (“NYSE”) listing standards applicable to board composition, including NYSE Listed Company Manual Section 303.A, (ii) Section 301 of the Sarbanes-Oxley Act of 2002 and (iii) the Company’s Corporate Governance Guidelines (as available on the Company’s website as of the date hereof). Notwithstanding the foregoing, we acknowledge that no director of a NYSE listed company qualifies as “independent” under the NYSE listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, we acknowledge that if any Capital Returns Nominee is elected, the determination of the Capital Returns Nominee’s independence under the NYSE listing standards ultimately rests with the judgment and discretion of the Board. No Capital Returns Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

Capital Returns Master, Capital Returns Management, the 2016 Family Trust and the Capital Returns Nominees (collectively, the “Group”) have entered into a Joint Filing and Solicitation Agreement in which, among other things, the parties agreed (i) to solicit proxies for the election of the Capital Returns Nominees at the Annual General Meeting, (ii) to provide written notice to Capital Returns’ counsel within four (4) hours after each such transaction, of (x) any of their purchases or sales of securities of the Company or (y) any securities of the Company over which they acquire or dispose of beneficial ownership; provided, however, that each party agreed not to purchase or sell securities of the Company or otherwise increase or decrease its economic exposure to or beneficial ownership over the securities of the Company if such party reasonably believes that, as a result of such action, the Group or any member thereof would be likely to be required to make any regulatory filing without using its reasonable efforts to give the other members of the Group at least twelve (12) hours prior written notice; provided, further, that each party agreed not to, without the prior consent of Capital Returns Management, buy, or increase any beneficial ownership over, any securities of the Company if, as a result of such action, the Group would beneficially own more than 9.49% of the Common Shares, and (iii) that Capital Returns Management would bear all pre-approved expenses incurred in connection with the Group’s activities.

On February 28, 2022, Capital Returns Master entered into a letter agreement (the “Indemnification Agreement”) with Mr. Michelson pursuant to which it and its affiliates agreed to indemnify Mr. Michelson against claims arising from the solicitation of proxies from the Company’s shareholders in connection with the Annual General Meeting and any related transactions.

Mr. Michelson has granted Mr. Bobman a power of attorney (the “POA”) to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Company’s shareholders in connection with the Annual General Meeting and any related transactions.

Other than as stated herein, and except for compensation received by Mr. Bobman as the President and Chief Investment Officer of Capital Returns Management, there are no arrangements or understandings between or among any of the Participants or any other person or persons pursuant to which the nomination of the Capital Returns Nominees described herein is to be made, other than the consent by each of the Capital Returns Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual General Meeting. None of the Capital Returns Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

13

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Capital Returns Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Capital Returns Nominee directly or indirectly beneficially owns any securities of the Company; (iii) no Capital Returns Nominee owns any securities of the Company which are owned of record but not beneficially; (iv) no Capital Returns Nominee has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Capital Returns Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Capital Returns Nominee is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Capital Returns Nominee owns beneficially, directly or indirectly, any securities of the Company; (viii) no Capital Returns Nominee owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Capital Returns Nominee or any of his associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Capital Returns Nominee or any of his associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Capital Returns Nominee has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual General Meeting; (xii) no Capital Returns Nominee holds any positions or offices with the Company; (xiii) no Capital Returns Nominee has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which any of the Capital Returns Nominees has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. There are no material proceedings to which any Capital Returns Nominee or any of his associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Capital Returns Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

We do not expect that any of the Capital Returns Nominees will be unable to stand for election, but, in the event any Capital Returns Nominee is unable to serve or for good cause will not serve, the Common Shares represented by the enclosed WHITE universal proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bye-Laws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bye-Laws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Capital Returns Nominee, to the extent this is not prohibited under the Bye-Laws and applicable law. In any such case, Common Shares represented by the enclosed WHITE universal proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under Argo’s organizational documents and applicable law, if Argo increases the size of the Board above its existing size. Additional nominations made pursuant to the preceding sentence are without prejudice to our position that any attempt to increase the size of the current Board or to classify the Board constitutes an unlawful manipulation of the Company’s corporate machinery.

Capital Returns and Argo will each be using a universal proxy card for voting on the election of directors at the Annual General Meeting, which will include the names of all nominees for election to the Board. Each of the Capital Returns Nominees has consented to being named as a nominee for election as a director of the Company in a proxy statement relating to the Annual General Meeting. Shareholders will have the ability to vote for up to seven (7) nominees on Capital Returns’ enclosed WHITE universal proxy card. Any shareholder who wishes to vote for any combination of the Company’s nominees and the Capital Returns Nominees may do so on Capital Returns’ enclosed WHITE universal proxy card. There is no need to use the Company’s blue proxy card or voting instruction form, regardless of how you wish to vote.

The Company has disclosed that seven (7) candidates can be elected to the Board at the Annual General Meeting. We are soliciting proxies to elect not only the Capital Returns Nominees, but also the five Acceptable Company Nominees. Certain information about the Acceptable Company Nominees is set forth in the Company’s proxy statement. Capital Returns is not responsible for the accuracy or completeness of any information provided by or relating to Argo or its nominees contained in any proxy solicitation materials filed or disseminated by, or on behalf of, Argo or any other statements that Argo or its representatives have made or may otherwise make.

Shareholders are permitted to vote for less than seven (7) nominees or for any combination (up to seven total) of the Capital Returns Nominees and the Company’s nominees on the WHITE universal proxy card. IMPORTANTLY, IF YOU MARK MORE THAN SEVEN “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THE CAPITAL RETURNS NOMINEES ON THE ENCLOSED WHITE UNIVERSAL PROXY CARD.

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PROPOSAL 2

ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS

As discussed in further detail in the Company’s proxy statement, and as required under Section 14A of the Exchange Act, the Company is asking shareholders to approve, on an advisory basis, the compensation of the Company’s NEOs, as disclosed in the Company’s proxy statement. The vote is on the compensation reported for the Company’s NEOs as disclosed in the Company’s proxy statement for the prior year and is commonly referred to as “say on pay.” According to the Company’s proxy statement, the Board has determined that it will include a vote to approve, on an advisory, non-binding basis, the Company’s executive compensation in its proxy materials every year until the next required advisory vote to approve the frequency of an advisory vote on executive compensation, which will occur no later than the 2023 Annual General Meeting. Accordingly, the Company is asking shareholders to vote for the following resolution:

“RESOLVED, that the Company’s shareholders approve, on an advisory, non-binding basis, the compensation of the Named Executive Officers as disclosed in the Compensation Discussion and Analysis, compensation tables and narrative discussion included herein.”

As discussed in the Company’s proxy statement, an advisory vote is not binding upon the Company. However, the Human Resources Committee, which is responsible for designing and administering the Company’s executive compensation program, will consider the outcome of the vote when making future compensation decisions related to the Company’s NEOs.

According to the Company’s proxy statement, the approval, on an advisory, non-binding basis, of the compensation of the Company’s NEOs will be decided by an ordinary resolution; that is a resolution duly adopted by the Board, which has already occurred, and then approved by shareholders with a simple majority of votes cast in person or by proxy. Votes may be cast in favor of or against this proposal or a shareholder may abstain from voting. Abstentions and broker non-votes will not count as votes cast and, therefore, will have no effect on the outcome of this proposal.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS AND INTEND TO VOTE OUR SHARES “AGAISNT” THIS PROPOSAL.

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PROPOSAL 3

APPROVAL OF KPMG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND TO REFER DETERMINATION OF ITS REMUNERATION TO THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

As discussed in further detail in the Company’s proxy statement, on the recommendation of the Audit Committee, the Board recommends that the firm KPMG be appointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022.

This recommendation is being presented to the shareholders for their approval at the Annual General Meeting. According to the Company’s Proxy Statement, if shareholders do not approve the appointment of KPMG, the Audit Committee will reconsider whether or not to retain KPMG as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, but will not be obligated to terminate the appointment. Even if the shareholders approve the appointment of KPMG, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its shareholders.

According to the Company’s proxy statement, the approval of the appointment of KPMG as the Company’s independent auditors and to refer determination of the auditors’ remuneration to the Audit Committee will be decided by an ordinary resolution: that is a resolution duly adopted by the Board, which has already occurred, and then approved by shareholders with a simple majority of votes cast in person or by proxy. Votes may be cast in favor of or against this proposal or a shareholder may abstain from voting. Abstentions and broker non-votes will not count as votes cast and, therefore, will have no effect on the outcome of this proposal.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE APPROVAL OF KPMG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022, AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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VOTING AND PROXY PROCEDURES

Subject to certain restrictions set forth in the Bye-Laws, each shareholder of record is entitled to one vote per Common Share held on all matters submitted to a vote of shareholders. Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual General Meeting. Shareholders who sell their Common Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Common Shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual General Meeting even if they sell such Common Shares after the Record Date. Based on publicly available information, Capital Returns believes that the only outstanding class of securities of the Company entitled to vote at the Annual General Meeting is the Common Shares.

According to the Company’s proxy statement, under the Bye-Laws (Bye-law 20), no “U.S. Person” (as that term is defined in the Bye-Laws) that owns the Company’s shares directly, or indirectly through foreign entities, is entitled to exercise voting power on a matter (either directly or through a person whose ownership of shares of the Company is attributed to such U.S. Person) to the extent such voting power equals or exceeds 9.5% of the votes conferred on all of the Company’s shares entitled to vote on such matter, after taking into consideration all votes held by such U.S. Person directly or through attribution. Pursuant to the Bye-Laws, if there is any 9.5% U.S. Member (as that term is defined in the Bye-Laws) as of the Record Date, the voting power of all shares will be adjusted (and shall be automatically adjusted in the future) to the extent necessary so that there will be no such 9.5% U.S. Member.

Common Shares represented by properly executed WHITE universal proxy cards will be voted at the Annual General Meeting as marked and, in the absence of specific instructions, will be voted “FOR” the election of the Capital Returns Nominees and the Acceptable Company Nominees to the Board, “AGAINST” approval on an advisory, non-binding basis, of the compensation of the Company’s NEOs and “FOR” approval of the appointment of KPMG as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual General Meeting, as described herein.

The Company has disclosed that seven (7) candidates can be elected to the Board at the Annual General Meeting. We are soliciting proxies to elect not only the two (2) Capital Returns Nominees, but also the five (5) Acceptable Company Nominees. Capital Returns and Argo will each be using a universal proxy card for voting on the election of directors at the Annual General Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to seven (7) nominees on Capital Returns’ enclosed WHITE universal proxy card. Any shareholder who wishes to vote for any combination of the Company’s nominees and the Capital Returns Nominees may do so on Capital Returns’ WHITE universal proxy card. There is no need to use the Company’s blue proxy card or voting instruction form, regardless of how you wish to vote.

Shareholders are permitted to vote for less than seven (7) nominees or for any combination (up to seven total) of the Capital Returns Nominees and the Company’s nominees on the WHITE universal proxy card. However, if shareholders choose to vote for any of the Company’s nominees, we recommend that shareholders vote in favor of only the Company’s nominees who we believe are most qualified to serve as directors – the “Acceptable Company Nominees” – to help achieve a Board composition that we believe is in the best interest of all shareholders. We recommend that shareholders do not vote for any of the Company’s nominees other than the Acceptable Company Nominees. Among other potential consequences, voting for Company nominees other than the Acceptable Company Nominees may result in the failure of one or both of the Capital Returns Nominees to be elected to the Board.

We believe that voting on the WHITE universal proxy card provides the best opportunity for shareholders to elect all of the Capital Returns Nominees and achieve the best Board composition overall. Capital Returns therefore urges shareholders to use our WHITE universal proxy card to vote “FOR” the two Capital Returns Nominees and “FOR” the five Acceptable Company Nominees.

IMPORTANTLY, IF YOU MARK MORE THAN SEVEN “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

In addition, under the Bye-Laws, all proxies must be received 48 hours prior to the time of the commencement of the Annual General Meeting. This means that your proxy must be received by 9:00 a.m. local Bermuda time (8:00 a.m. Eastern Time) on December 13, 2022.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of Common Shares that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting under the Bye-Laws and Bermuda law. For the Annual General Meeting, a majority of the outstanding shares carrying the right to vote, present in person or represented by proxy, will constitute a quorum for the transaction of business.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual General Meeting on any of the proposals.

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If you are a shareholder of record, you must deliver your vote by mail or attend the Annual General Meeting in person and vote in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. Brokers do not have discretionary authority to vote on any of the proposals at the Annual General Meeting. Accordingly, unless you vote via the WHITE universal proxy card or provide instructions to your broker, your Common Shares will count for purposes of attaining a quorum, but will not be voted on the proposals.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ Votes may be cast “FOR” or “WITHHOLD” with respect to each nominee, or a shareholder may abstain from voting. According to the Company’s proxy statement, each nominee must receive more “FOR” votes than “WITHHOLD” votes in order to be elected to the Board. Since there are more director nominees standing for election than Board seats to be filled, the seven nominees receiving the highest number of “FOR” votes will be elected, provided that they receive more “FOR” votes than “WITHHOLD” votes. The Company has disclosed that although it believes it is unlikely to occur, to the extent that there are less than seven nominees who receive more “FOR” votes than “WITHHOLD” votes, in accordance with the Bye-Laws, the current directors for those seats will remain in office as holdover directors until a successor for such holdover director is duly elected and qualified. Any holdover director seats will be filled by the current directors standing for election who do not receive more “FOR” votes than “WITHHOLD” votes, in order of the number of “FOR” votes they receive. For example, if there are two holdover director seats because only five director nominees standing for election receive more “FOR” votes than “WITHHOLD” votes, then the two current directors of the Company standing for election and receiving the highest number of “FOR” votes who are not re-elected to the Board because they receive more “WITHHOLD” votes than “FOR” votes will each serve as a holdover director until a successor for such holdover director is duly elected and qualified.

If you vote “FOR” less than seven (7) nominees in Proposal 1, you shares will only be voted “FOR” those nominees you have so marked. If you vote “FOR” more than seven (7) nominees, all of your votes on Proposal 1 will be deemed invalid and will not be counted. Abstentions and broker non-votes, if any, will not count as votes cast and, therefore, will have no effect on the outcome of the election of directors. The seven nominees receiving the highest number of “FOR” votes will be elected to the Board, provided that they receive more “FOR” votes than “WITHHOLD” votes.

Advisory Vote on Executive Compensation ─ The approval, on an advisory, non-binding basis, of the compensation of the Company’s NEOs will be decided by an ordinary resolution: that is a resolution duly adopted by the Board, which has already occurred, and then approved by shareholders with a simple majority of votes cast in person or by proxy. Votes may be cast in favor of or against this proposal or a shareholder may abstain from voting. Abstentions and broker non-votes will not count as votes cast and, therefore, will have no effect on the outcome of this proposal.

Approval of the Appointment of Accountant Firm ─ The approval of the appointment of KPMG as the Company’s independent auditors and to refer determination of the auditors’ remuneration to the Audit Committee will be decided by an ordinary resolution: that is a resolution duly adopted by the Board, which has already occurred, and then approved by shareholders with a simple majority of votes cast in person or by proxy. Votes may be cast in favor of or against this proposal or a shareholder may abstain from voting. Abstentions and broker non-votes will not count as votes cast and, therefore, will have no effect on the outcome of this proposal.

Under applicable Bermuda law, appraisal rights are not applicable to the voting on any matter to be considered at the Annual General Meeting. If you sign and submit your WHITE universal proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Capital Returns’ recommendations specified herein and in accordance with the discretion of the persons named on the WHITE universal proxy card with respect to any other matters that may be voted upon at the Annual General Meeting.

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REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to the completion of voting at the Annual General Meeting by attending the Annual General Meeting and voting in person (although, attendance at the Annual General Meeting will not in and of itself constitute revocation of a proxy), by delivering a written notice of revocation, or by signing and delivering a subsequently dated proxy which is properly completed. The latest dated proxy is the only one that will be counted. The revocation may be delivered either to Capital Returns in care of Saratoga at the address set forth on the back cover of this Proxy Statement or to the Company’s corporate secretary (at Wellesley House, 90 Pitts Bay Road, Pembroke HM 08, Bermuda) or any other address provided by the Company. According to the Company’s proxy statement, revocations and subsequently dated proxies must be received no later than 48 hours prior to the time of the commencement of the Annual General Meeting; that is by 9:00 a.m. local Bermuda time (8:00 a.m. Eastern Time) on December 13, 2022. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Capital Returns in care of Saratoga at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the shares entitled to be voted at the Annual General Meeting. Additionally, Saratoga may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Capital Returns Nominees.

IF YOU WISH TO VOTE FOR THE CAPITAL RETURNS NOMINEES, PLEASE SIGN, DATE AND RETURN THE ENCLOSED WHITE UNIVERSAL PROXY CARD TODAY IN THE POSTAGE-PAID ENVELOPE PROVIDED.

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SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Capital Returns. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

Capital Returns Management has entered into an agreement with Saratoga for solicitation and advisory services in connection with this solicitation, for which Saratoga will receive a fee not to exceed $120,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Saratoga will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Saratoga has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Common Shares they hold of record. Capital Returns will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Saratoga will employ approximately 15 persons to solicit shareholders for the Annual General Meeting.

The entire expense of soliciting proxies is being borne by Capital Returns. Costs of this solicitation of proxies are currently estimated to be approximately $750,000 (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). Capital Returns estimates that through the date hereof its expenses in connection with this solicitation are approximately $150,000. To the extent legally permissible, if Capital Returns is successful in its proxy solicitation, Capital Returns intends to seek reimbursement from the Company for the expenses it incurs in connection with this solicitation. Capital Returns does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The Participants in the solicitation are anticipated to be Capital Returns Master, Capital Returns Management, the 2016 Family Trust and the Capital Returns Nominees. The principal business of Capital Returns Master is investing in securities. The principal business of Capital Returns Management is serving as the investment manager of Capital Returns Master. The principal business of the 2016 Family Trust is serving as an estate planning vehicle.

The principal business address of each of Capital Returns Master, Capital Returns Management and the 2016 Family Trust is 9 Timber Trail, Rye, New York 10580.

As of the date hereof, Capital Returns Master directly beneficially owns 295,937 Common Shares. Capital Returns Management, as the investment manager of Capital Returns Master, may be deemed to beneficially own the 295,937 Common Shares directly beneficially owned by Capital Returns Master. As of the date hereof, the 2016 Family Trust directly beneficially owns 2,000 Common Shares and 4,000 Depositary Shares.

Each Participant is a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Exchange Act, and accordingly, the group may be deemed to beneficially own the 297,937 Common Shares and 4,000 Depositary Shares beneficially owned in the aggregate by the Participants. Each Participant disclaims beneficial ownership with respect to the Common Shares and Depositary Shares reported owned in this Proxy Statement, except to the extent of its or his pecuniary interest therein. Each Participant may be deemed to have the power to vote and dispose of the Common Shares and Depositary Shares disclosed herein that he or it directly beneficially owns or he or it may be deemed to beneficially own. For information regarding purchases and sales of securities of the Company during the past two (2) years by the Participants, see Schedule I.

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The Common Shares owned directly by Capital Returns Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The Common Shares and Depositary Shares owned directly by the 2016 Family Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten (10) years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two (2) years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual General Meeting; ; (xii) no Participant holds any positions or offices with the Company; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. There are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as disclosed herein, with respect to each of the Capital Returns Nominees, (a) none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act (“Regulation S-K”) occurred during the past ten years, (b) there are no relationships involving any Nominee or any of Nominee’s associates that would have required disclosure under Item 407(e)(4) of Regulation S- K had such Nominee been a director of the Company, and (c) none of the Capital Returns Nominees nor any of their associates has received any fees earned or paid in cash, stock awards, option awards, non-equity incentive plan compensation, changes in pension value or nonqualified deferred compensation earnings or any other compensation from the Company during the Company’s last completed fiscal year, or was subject to any other compensation arrangement described in Item 402 of Regulation S-K.

There are no material proceedings to which any Participant or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to the Capital Returns Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten (10) years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Capital Returns is unaware of any other matters to be considered at the Annual General Meeting. However, should other matters, which Capital Returns is not aware of at a reasonable time before this solicitation, be brought before the Annual General Meeting, the persons named as proxies on the enclosed WHITE proxy card will vote on such matters in their discretion.

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Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple shareholders in your household. We will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, Saratoga, at the address set forth on the back cover of this Proxy Statement, or call toll free at (888) 368-0379. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is given only to the knowledge of Capital Returns.

This Proxy Statement is dated ________, 2022. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to shareholders shall not create any implication to the contrary.

SHAREHOLDER PROPOSALS

According to the Company’s proxy statement, if a shareholder desires to present a proposal for inclusion in the Company’s proxy statement issued in connection with the 2023 Annual General Meeting, such shareholder must submit the proposal in writing to the Company at Argo Group International Holdings, Ltd. c/o Allison D. Kiene, General Counsel and Secretary, Wellesley House, 90 Pitts Bay Road, Pembroke HM 08, Bermuda by no later than November 23, 2022. Such proposals must comply with the proxy rules relating to shareholder proposals, in particular Rule 14a-8 under the Exchange Act, to be included in the Company’s 2023 proxy materials.

According to the Company’s proxy statement, shareholders who wish to submit a proposal or nomination for consideration at the 2023 Annual General Meeting, but who do not wish to submit a proposal for inclusion in the Company’s proxy materials pursuant to Rule 14a-8 under the Exchange Act, should deliver a copy of their proposal or nomination to the Company at Argo Group International Holdings, Ltd. c/o Allison D. Kiene, General Counsel and Secretary, Wellesley House, 90 Pitts Bay Road, Pembroke HM 08, Bermuda for receipt not later than 60 days prior to the date of the 2023 Annual General Meeting (such deadline currently expected to be on or about March 6, 2023, assuming that the 2023 Annual General Meeting is held on May 5, 2023). Any such notice must also meet certain other requirements specified in the Bye-Laws.

In addition to satisfying the requirements under the Bye-Laws with respect to advance notice of any nomination, any shareholder that intends to solicit proxies in support of director nominees other than the Company’s director nominees in accordance with Rule 14a-19 must provide notice to the Company at Argo Group International Holdings, Ltd. c/o Allison D. Kiene, General Counsel and Secretary, Wellesley House, 90 Pitts Bay Road, Pembroke HM 08, Bermuda by no later than 60 calendar days prior to the anniversary of the previous year’s annual meeting or 60 calendar days prior to the date of the 2023 Annual General Meeting if the meeting date has changed more than 30 days from the date of the Annual General Meeting (such deadline currently expected to be on or about March 6, 2023, assuming that the 2023 Annual General Meeting is held on May 5, 2023). According to the Company’s proxy statement, if the Company determines to hold the 2023 Annual General Meeting on a date other than May 5, 2023, the Company will publicly announce the new date and relevant deadlines above to its shareholders. Any such notice of intent to solicit proxies must comply with all the requirements of Rule 14a-19.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2023 Annual General Meeting is based on information contained in the Company’s proxy statement and the Bye-Laws. The incorporation of this information in this Proxy Statement should not be construed as an admission by Capital Returns that such procedures are legal, valid or binding.

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CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL GENERAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND OTHER IMPORTANT INFORMATION. SHAREHOLDERS ARE DIRECTED TO REFER TO THE COMPANY’S PROXY STATEMENT FOR THE FOREGOING INFORMATION, INCLUDING INFORMATION REQUIRED BY ITEM 7 OF SCHEDULE 14A WITH REGARD TO THE COMPANY’S NOMINEES. SHAREHOLDERS CAN ACCESS THE COMPANY’S PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements.

________________

Your vote is important.  No matter how many Common Shares you own, please vote to elect the Capital Returns Nominees by marking, signing, dating and mailing the enclosed WHITE universal proxy card promptly.

Capital Returns Master, Ltd.

_________________, 2022

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SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY DURING THE PAST TWO YEARS

Nature of Transaction	Securities Acquired/(Disposed)	Date of Transaction

CAPITAL RETURNS MASTER, LTD.

Purchase of Common Shares	25,000	10/26/2020
Purchase of Common Shares	30,000	10/27/2020
Purchase of Common Shares	500	10/28/2020
Purchase of Common Shares	10,000	11/03/2020
Purchase of Common Shares	5,092	11/04/2020
Purchase of Common Shares	26,673	01/28/2021
Purchase of Common Shares	12,827	01/29/2021
Purchase of Common Shares	5,140	02/01/2021
Purchase of Common Shares	145	02/02/2021
Purchase of Common Shares	3,777	02/03/2021
Sale of Common Shares	(20,000)	02/17/2021
Sale of Common Shares	(482)	02/19/2021
Sale of Common Shares	(13,000)	02/22/2021
Sale of Common Shares	(15,080)	02/23/2021
Sale of Common Shares	(3,000)	02/24/2021
Sale of Common Shares	(3,000)	02/25/2021
Sale of Common Shares	(34,000)	03/01/2021
Sale of Common Shares	(2,053)	03/02/2021
Sale of Common Shares	(7,947)	03/03/2021
Sale of Common Shares	(23,325)	03/05/2021
Sale of Common Shares	(26,675)	03/08/2021
Sale of Common Shares	(10,000)	03/11/2021
Purchase of Common Shares	4,602	03/25/2021
Purchase of Common Shares	5,398	04/22/2021
Sale of Common Shares	(1,000)	05/05/2021
Sale of Common Shares	(2,000)	05/06/2021
Sale of Common Shares	(2,000)	05/07/2021
Sale of Common Shares	(2,000)	05/10/2021
Sale of Common Shares	(2,000)	05/11/2021
Sale of Common Shares	(3,000)	05/12/2021
Sale of Common Shares	(3,000)	05/13/2021
Sale of Common Shares	(5,624)	05/14/2021
Sale of Common Shares	(3,000)	05/17/2021
Sale of Common Shares	(3,000)	05/18/2021
Sale of Common Shares	(3,000)	05/19/2021
Sale of Common Shares	(3,000)	05/20/2021
Sale of Common Shares	(3,000)	05/21/2021
Sale of Common Shares	(556)	05/24/2021
Purchase of Common Shares	5,320	06/03/2021
Purchase of Common Shares	4,680	06/04/2021
Purchase of Common Shares	4,273	06/07/2021
Purchase of Common Shares	2,086	06/08/2021
Purchase of Common Shares	1,108	06/09/2021
Purchase of Common Shares	2,533	06/17/2021
Purchase of Common Shares	2,736	06/18/2021
Purchase of Common Shares	8,444	06/28/2021
Purchase of Common Shares	5,000	06/29/2021
Purchase of Common Shares	6,208	06/30/2021
Purchase of Common Shares	5,792	07/01/2021
Purchase of Common Shares	8,579	07/02/2021
Purchase of Common Shares	9,421	07/06/2021
Purchase of Common Shares	2,575	07/07/2021
Purchase of Common Shares	3,325	07/08/2021
Purchase of Common Shares	3,490	07/19/2021
Purchase of Common Shares	2,169	07/23/2021
Purchase of Common Shares	5,002	07/28/2021
Purchase of Common Shares	3,108	08/19/2021
Purchase of Common Shares	331	08/25/2021
Purchase of Common Shares	10,000	08/26/2021
Purchase of Common Shares	10,020	08/30/2021
Purchase of Common Shares	3,851	08/31/2021
Purchase of Common Shares	5,000	09/01/2021
Purchase of Common Shares	3,370	09/03/2021
Purchase of Common Shares	5,625	09/08/2021
Purchase of Common Shares	4,375	09/09/2021
Purchase of Common Shares	5,000	09/10/2021
Sale of Common Shares	(2,000)	10/14/2021
Sale of Common Shares	(2,000)	10/15/2021
Sale of Common Shares	(905)	10/18/2021
Sale of Common Shares	(46)	10/20/2021
Sale of Common Shares	(1,721)	10/25/2021
Sale of Common Shares	(2,000)	10/26/2021
Sale of Common Shares	(715)	10/27/2021
Sale of Common Shares	(2,000)	10/28/2021
Sale of Common Shares	(105)	10/29/2021
Sale of Common Shares	(4,000)	11/01/2021
Sale of Common Shares	(5,675)	11/02/2021
Sale of Common Shares	(25,458)	11/03/2021
Sale of Common Shares	(4,000)	11/04/2021
Sale of Common Shares	(10,297)	11/05/2021
Sale of Common Shares	(1,078)	11/08/2021
Purchase of Common Shares	16,581	11/30/2021
Purchase of Common Shares	20,000	12/01/2021
Sale of Common Shares	(14,500)	12/08/2021
Sale of Common Shares	(6,000)	12/09/2021
Sale of Common Shares	(3,000)	12/10/2021
Sale of Common Shares	(3,000)	12/13/2021
Sale of Common Shares	(3,000)	12/14/2021
Sale of Common Shares	(4,412)	12/15/2021
Sale of Common Shares	(1,735)	12/16/2021
Sale of Common Shares	(1,000)	12/23/2021
Sale of Common Shares	(10,000)	12/27/2021
Sale of Common Shares	(4,000)	12/28/2021
Sale of Common Shares	(2,000)	12/29/2021
Sale of Common Shares	(1,000)	12/30/2021
Sale of Common Shares	(1,000)	01/03/2022
Sale of Common Shares	(1,000)	01/04/2022
Sale of Common Shares	(1,000)	01/05/2022
Sale of Common Shares	(1,000)	01/06/2022
Sale of Common Shares	(1,000)	01/07/2022
Sale of Common Shares	(1,000)	01/10/2022
Sale of Common Shares	(6,000)	01/11/2022
Sale of Common Shares	(3,335)	01/12/2022
Sale of Common Shares	(5,518)	01/13/2022
Sale of Common Shares	(2,954)	01/14/2022
Sale of Common Shares	(3,546)	01/18/2022
Sale of Common Shares	(822)	01/19/2022
Sale of Common Shares	(2,717)	02/08/2022
Purchase of Common Shares	160,000	02/09/2022
Sale of Common Shares	(10,000)	02/10/2022
Purchase of Common Shares	12,717	02/11/2022
Purchase of Common Shares	705	02/17/2022
Purchase of Common Shares	2,389	02/23/2022
Purchase of Common Shares	5,000	04/26/2022
Purchase of Common Shares	5,000	04/27/2022
Sale of Common Shares	(2,980)	04/28/2022
Sale of Common Shares	(3,552)	04/29/2022
Sale of Common Shares	(2,500)	05/02/2022
Sale of Common Shares	(4,062)	05/03/2022
Sale of Common Shares	(3,000)	05/13/2022
Sale of Common Shares	(2,226)	05/16/2022
Sale of Common Shares	(10,011)	05/17/2022
Sale of Common Shares	(3,000)	05/18/2022
Sale of Common Shares	(900)	05/19/2022
Sale of Common Shares	(200)	05/20/2022
Sale of Common Shares	(75)	05/25/2022
Sale of Common Shares	(2,542)	05/26/2022
Sale of Common Shares	(5,730)	05/27/2022
Sale of Common Shares	(2,444)	05/31/2022
Sale of Common Shares	(19,872)	06/01/2022
Sale of Common Shares	(3,152)	06/02/2022
Sale of Common Shares	(2,500)	06/03/2022
Purchase of Common Shares	20,000	06/16/2022
Purchase of Common Shares	5,652	06/17/2022
Sale of Common Shares	(376)	06/24/2022
Sale of Common Shares	(27,000)	06/27/2022
Purchase of Common Shares	10,914	07/05/2022
Purchase of Common Shares	400	07/07/2022
Purchase of Common Shares	40,000	07/08/2022
Purchase of Common Shares	1,700	07/11/2022
Purchase of Common Shares	9,462	07/13/2022
Purchase of Common Shares	8,950	07/14/2022
Purchase of Common Shares	950	07/15/2022
Purchase of Common Shares	10,000	08/01/2022
Sale of Common Shares	(10,000)	08/04/2022
Sale of Common Shares	(15,000)	08/05/2022
Sale of Common Shares	(50,000)	08/08/2022
Sale of Common Shares	(2,940)	08/09/2022
Purchase of Common Shares	32,940	08/11/2022
Purchase of Common Shares	40,000	08/12/2022
Purchase of Common Shares	30,000	08/16/2022
Purchase of Common Shares	539	08/17/2022
Purchase of Common Shares	1,686	08/18/2022
Purchase of Common Shares	5,000	08/19/2022
Purchase of Common Shares	10,000	08/22/2022
Purchase of Common Shares	2,809	08/23/2022
Purchase of Common Shares	4,966	08/30/2022
Purchase of Common Shares	15,000	08/31/2022
Sale of Common Shares	(766)	09/08/2022
Sale of Common Shares	(10,000)	09/09/2022
Sale of Common Shares	(20,000)	09/12/2022
Sale of Common Shares	(5,857)	09/12/2022
Sale of Common Shares	(5,000)	09/12/2022
Sale of Common Shares	(5,000)	09/12/2022
Sale of Common Shares	(1,443)	09/12/2022
Sale of Common Shares	(22,015)	09/13/2022
Sale of Common Shares	(10,000)	09/14/2022
Sale of Common Shares	(16,189)	09/15/2022
Sale of Common Shares	(10,000)	09/16/2022
Sale of Common Shares	(801)	09/19/2022
Purchase of Common Shares	5,329	09/22/2022
Purchase of Common Shares	10,482	09/23/2022
Purchase of Common Shares	40,000	09/26/2022
Purchase of Common Shares	1,260	09/27/2022
Sale of Common Shares	(20,000)	10/04/2022
Sale of Common Shares	(5,000)	10/05/2022
Sale of Common Shares	(10,000)	10/10/2022
Sale of Common Shares	(4,063)	10/11/2022
Sale of Common Shares	(5,000)	10/13/2022

I-1

THE CAPITAL RETURNS 2016 FAMILY TRUST

Purchase of Common Shares	2,000	07/02/2021

I-2

SCHEDULE II

The following tables are reprinted from the Company’s revised proxy statement filed with the Securities and Exchange Commission on October 27, 2022.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The table below sets forth certain information regarding the beneficial ownership of our shareholders known to us to beneficially hold more than 5% of our Common Shares as of the Record Date. Unless otherwise noted in the footnotes following the table, the information for each shareholder is based solely on information reported on a Schedule 13G or Schedule 13D, as applicable, filed by such holder with the SEC, with percentages determined as of the Record Date. As of the Record Date, there were [•] Common Shares issued and outstanding.

	Common Shares
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Percent of Class
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	[•]	(1)	[•]	%

Voce Capital Management LLC 600 Montgomery Street, Suite 4400 San Francisco, CA 94111	3,317,697	(2)	[•]	%

BlackRock, Inc. 55 East 52nd Street New York, NY 10055	2,256,440	(3)	[•]	%

Dimensional Fund Advisors LP Building One 6300 Bee Cave Road Austin, TX 78746	2,173,618	(4)	[•]	%

Champlain Investment Partners, LLC 180 Battery St. Burlington, Vermont 05401	2,167,260	(5)	[•]	%

(1)

The Vanguard Group, Inc. notified the Company on October 27, 2022, that it beneficially owned [•] Common Shares as of the Record Date. The Vanguard Group, Inc. does not have voting power over all of the Common Shares that it beneficially owns.

(2)	Voce Capital Management LLC filed Schedule 13D/A with the SEC on August 8, 2022, which disclosed that Voce Capital Management LLC and certain of its affiliates have shared voting power over 3,317,697 Common Shares and shared dispositive power with respect to 3,317,697 Common Shares.

(3)	BlackRock, Inc. filed a Schedule 13G/A with the SEC on February 3, 2022, which disclosed that BlackRock, Inc. has sole voting power over 2,179,661 Common Shares and sole dispositive power with respect to 2,256,440 Common Shares.

(4)	Dimensional Fund Advisors LP filed a Schedule 13G/A with the SEC on February 8, 2022, which disclosed that Dimensional Fund Advisors, LP have sole voting power with respect to 2,131,286 Common Shares and sole dispositive power with respect to 2,173,618 Common Shares. Dimensional Fund Advisors LP, an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager or sub-adviser to certain other commingled funds, group trusts and separate accounts (such investment companies, trusts and accounts, collectively referred to as the “Funds”). In certain cases, subsidiaries of Dimensional Fund Advisors LP may act as an adviser or sub-adviser to certain Funds. In its role as investment advisor, sub-adviser and/or manager, Dimensional Fund Advisors LP or its subsidiaries (collectively, “Dimensional”) may possess voting and/or investment power over the securities of the Issuer that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Company held by the Funds. However, all securities reported in the Schedule 13G/A are owned by the Funds. Dimensional disclaims beneficial ownership of such securities.

II-1

(5)	Champlain Investment Partners, LLC filed a Schedule 13G/A with the SEC on February 11, 2022, which disclosed that Champlain Investment Partners, LLC has sole voting power over 1,682,985 Common Shares and sole dispositive power with respect to 2,167,260 Common Shares.

Security Ownership of Management

The table below sets forth certain information regarding the beneficial ownership of the Common Shares as of the Record Date, unless otherwise indicated, of (i) each director or director nominee of the Company, (ii) each individual who has been identified as an NEO of the Company or its subsidiaries, and (iii) all directors and individuals who have been identified as executive officers of the Company as a group:

Name of Beneficial Owner	Number of Common Shares Beneficially Owned(1)(2)		Percent of Class(1)
Directors
Bernard C. Bailey	6,895		*
Thomas A. Bradley(3)	63,376		*
Fred R. Donner	5,220		*
Anthony P. Latham	5,687		*
Dymphna A. Lehane	8,297		*
Samuel G. Liss	13,092		*
Carol A. McFate	6,813		*
Al-Noor Ramji	7,921		*
J. Daniel Plants	3,317,697	(6)	[•]

Named Executive Officers
Kevin J. Rehnberg(3)	44,452		*
Scott Kirk(4)	3,786		*
Jay S. Bullock(4)	12,353		*
Allison D. Kiene	1,257		*
Andrew M. Borst(5)	20,470		*
Susan B. Comparato(5)	3,103		*
Matthew J. Harris(5)	—		*
Timothy D. Carter(5)	4,704		*

Total (a)	3,525,123	(6)	*

(a)	All directors and individuals identified as executive officers of the Company and its subsidiaries as a group – 17 persons

*	Less than 1% of the outstanding Common Shares

(1)	The information in this table is based on information supplied directly to the Company Group by executive officers and directors. Shares beneficially owned by a person include shares to which the person has the right to acquire beneficial ownership within 60 days of the Record Date. Unless otherwise indicated in the footnotes below, the persons and entities named in this table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

II-2

(2)	Includes the following restricted shares that will vest within 60 days after October 26, 2022: Mr. Bradley - 13,126 and Mr. Kirk 2,876.

(3)	Mr. Bradley is also an executive officer.

(4)	On July 2, 2020, the Company announced the anticipated departure of Mr. Bullock as Executive Vice President and Chief Financial Officer of the Company. Mr. Bullock continued to serve as Executive Vice President and Chief Financial Officer through March 15, 2021. On March 16, 2021, Mr. Kirk succeeded Mr. Bullock as the Company’s Chief Financial Officer and Mr. Bullock remained employed in an advisory capacity through March 31, 2021.

(5)	On August 6, 2021, Mr. Harris resigned as Group Head of International Operations of the Company, and on August 11, 2021 Mr. Carter’s employment as Chief Underwriting Officer with the Company was terminated without cause. The Company appointed Mr. Borst as Interim President of International Operations and Ms. Comparato as Chief Administrative Officer, replacing Mr. Borst’s previous role.

(6)	By virtue of his affiliation with Voce Capital Management LLC and its affiliates, J. Daniel Plants may be deemed to have beneficial ownership of 3,317,697 Common Shares owned by Voce Capital Management LLC and its affiliates, which are included in this total. Mr. Plants disclaims beneficial ownership of the Company’s securities held by Voce Capital Management LLC and its affiliates except to the extent of his pecuniary interest therein.

II-3

IMPORTANT

Your vote is important. No matter how many Common Shares you own, please give Capital Returns your proxy FOR the election of the Capital Returns Nominees and in accordance with Capital Returns' recommendations on the other proposals on the agenda for the Annual General Meeting by SIGNING, DATING AND MAILING the enclosed WHITE universal proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your Common Shares are held in the name of a broker, only it can vote such Common Shares and only upon receipt of your specific instructions. Depending upon your broker, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Saratoga at the phone number or address set forth below

If you have any questions, require assistance in voting your WHITE universal proxy card,

or need additional copies of Capital Returns’ proxy materials,

please contact Saratoga at the phone numbers listed below.

Shareholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED OCTOBER 28, 2022

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF CAPITAL RETURNS MASTER, LTD. AND THE OTHER PARTICIPANTS IN ITS SOLICITATION

THE BOARD OF DIRECTORS OF ARGO GROUP INTERNATIONAL HOLDINGS, LTD.
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Ronald D. Bobman, John Ferguson, and Joseph Mills and each of them, attorneys and agents with full power of substitution to vote all common shares of Argo Group International Holdings, Ltd. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2022 Annual General Meeting of Shareholders of the Company scheduled to be held on December 15, 2022 at 9:00 a.m. local Bermuda time (8:00 a.m. Eastern Time) at Wellesley House South, W Room (2nd Floor), 90 Pitts Bay Rd., Pembroke HM 08, Bermuda (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual General Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the common shares of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual General Meeting that are unknown to Capital Returns Master, Ltd. (together with the other participants in its solicitation “Capital Returns”) a reasonable time before this solicitation.

ALL PROXIES MUST BE RECEIVED BY 9:00 A.M. LOCAL BERMUDA TIME (8:00 A.M. EASTERN TIME) ON DECEMBER 13, 2022.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” THE TWO (2) CAPITAL RETURNS NOMINEES AND “FOR” THE FIVE (5) ACCEPTABLE COMPANY NOMINEES IN PROPOSAL 1, “AGAINST” PROPOSAL 2 AND “FOR” PROPOSAL 3.

This Proxy will be valid until the completion of the Annual General Meeting. This Proxy will only be valid in connection with Capital Returns’ solicitation of proxies for the Annual General Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example

capital returns STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE “for” THE TWO (2) capital returns NOMINEES AND “for” the FIVE (5) ACCEPTABLE COMPANY NOMINEES, AND NOT TO VOTE FOR ANY OF THE REMAINING COMPANY NOMINEES, LISTED BELOW IN PROPOSAL 1.

YOU MAY SUBMIT VOTES “FOR” UP TO SEVEN NOMINEES IN TOTAL. YOU ARE PERMITTED TO VOTE FOR LESS THAN SEVEN NOMINEES. IMPORTANTLY, IF YOU MARK MORE THAN SEVEN “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN SEVEN “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY “FOR” THOSE NOMINEES YOU HAVE SO MARKED.

1.	Election of seven directors for a term to end as of the 2023 annual general meeting and until their successors are duly elected and qualified.

Capital returns Nominees	FOR	WITHHOLD
a) Ronald D. Bobman	☐	☐
b) David W. Michelson	☐	☐

COMPANY Nominees acceptable to capital returns	FOR	WITHHOLD
a) Thomas A. Bradley	☐	☐
b) Dymphna A. Lehane	☐	☐
c) Samuel G. Liss	☐	☐
d) Carol A. McFate	☐	☐
e) J. Daniel Plants	☐	☐

COMPANY Nominees OPPOSED BY CAPITAL RETURNS	FOR	WITHHOLD
a) Bernard C. Bailey	☐	☐
b) Al-Noor Ramji	☐	☐

CAPITAL RETURNS MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 2.

2.	The Company’s proposal to approve, on an advisory, non-binding basis, the compensation of the Company’s named executive officers.
☐ FOR	☐ AGAINST	☐ ABSTAIN

CAPITAL RETURNS MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 3.

3.	The Company’s proposal to approve the appointment of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022 and to refer the determination of its remuneration to the Audit Committee of the Board of Directors.
☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.